UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

NCI Building Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

628852204

(CUSIP Number)

Clayton, Dubilier & Rice Fund VIII, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

Copy to:

Steven J. Slutzky

Morgan J. Hayes

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS Clayton, Dubilier & Rice Fund VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,744,823 (see Item 5)(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,744,823 (see Item 5)(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,744,823 (see Item 5)(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.22%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Clayton, Dubilier & Rice Fund VIII, L.P. (“Fund VIII”) holds 22,744,823 shares of common stock, par value $0.01 per share (“Common Stock” and shares thereof, the “Common Shares”), of NCI Building Systems, Inc., a Delaware corporation (the “Company” or the “Issuer”). Fund VIII’s voting percentage is 18.22%, calculated based on 124,842,074 shares of Common Stock outstanding as of November 16, 2018, after giving effect to the consummation of the merger, pursuant to which Ply Gem Parent, LLC, a Delaware limited liability company (“Ply Gem”) merged with and into the Company, with the Company continuing its existence as a corporation organized under the laws of the State of Delaware (the “Merger”) and the issuance in the Merger (the “Stock Issuance”) of 58,709,067 shares of Common Stock, in the aggregate, on a pro rata basis, to the holders of all of the equity interests in Ply Gem.

(2)

Fund VIII may be deemed to be part of a group with other entities that are part of the CD&R Investor Group (as defined in the New Stockholders Agreement), as described in Items 4 and 6 below but Fund VIII disclaims beneficial ownership of the Common Shares held by such persons.

(3)	Based on 124,842,074 shares of Common Stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and the Stock Issuance.

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS CD&R Friends & Family Fund VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,940 (see Item 5)(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,940 (see Item 5)(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,940 (see Item 5)(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

CD&R Friends & Family Fund VIII, L.P. (“F&F Fund VIII”) holds 56,940 shares of Common Stock of the Issuer. F&F Fund VIII’s voting percentage is 0.05%, calculated based on 124,842,074 shares of Common Stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and the Stock Issuance.

(2)

F&F Fund VIII may be deemed to be part of a group with other entities that are part of the CD&R Investor Group, as described in Items 4 and 6 below but F&F Fund VIII disclaims beneficial ownership of the Common Shares held by such persons.

(3)	Based on 124,842,074 shares of Common Stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and the Stock Issuance.

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS CD&R Associates VIII, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,801,763 (see Item 5)(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,801,763 (see Item 5)(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,801,763 (see Item 5)(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.26%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA; CO

(1)

CD&R Associates VIII, Ltd. may be deemed to beneficially own Common Shares of the Issuer because it is the general partner of Fund VIII and F&F Fund VIII (the “CD&R Funds”). The CD&R Funds hold 22,801,763 shares of Common Stock. The CD&R Funds’ voting percentage is 18.26%, calculated based on 124,842,074 shares of Common Stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and the Stock Issuance.

(2)

CD&R Associates VIII, Ltd. may be deemed to be part of a group with other entities that are part of the CD&R Investor Group, as described in Items 4 and 6 below but CD&R Associates VIII, Ltd. disclaims beneficial ownership of the Common Shares held by such persons.

(3)	Based on 124,842,074 shares of Common Stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and the Stock Issuance.

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS CD&R Associates VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,801,763 (see Item 5)(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,801,763 (see Item 5)(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,801,763 (see Item 5)(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.26%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

CD&R Associates VIII, L.P. may be deemed to beneficially own Common Shares of the Issuer because it is the sole shareholder of CD&R Associates VIII, Ltd., the general partner of the CD&R Funds. The CD&R Funds hold 22,801,763 shares of Common Stock. The CD&R Funds’ voting percentage is 18.26%, calculated based on 124,842,074 shares of Common Stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and the Stock Issuance.

(2)

CD&R Associates VIII, Ltd. may be deemed to be part of a group with other entities that are part of the CD&R Investor Group, as described in Items 4 and 6 below but CD&R Associates VIII, Ltd. disclaims beneficial ownership of the Common Shares held by such persons.

(3)	Based on 124,842,074 shares of Common Stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and the Stock Issuance.

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS CD&R Investment Associates VIII, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,801,763 (see Item 5)(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,801,763 (see Item 5)(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,801,763 (see Item 5)(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.26%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

CD&R Investment Associates VIII, Ltd. may be deemed to beneficially own Common Shares of the Issuer because it is the general partner of CD&R Associates VIII, L.P., which is the sole shareholder of CD&R Associates VIII, Ltd., the general partner of the CD&R Funds. The CD&R Funds hold 22,801,763 shares of Common Stock. The CD&R Funds’ voting percentage is 18.26%, calculated based on 124,842,074 shares of Common Stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and the Stock Issuance.

(2)

CD&R Investment Associates VIII, Ltd. may be deemed to be part of a group with other entities that are part of the CD&R Investor Group, as described in Items 4 and 6 below but CD&R Investment Associates VIII, Ltd. disclaims beneficial ownership of the Common Shares held by such persons.

(3)	Based on 124,842,074 shares of Common Stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and the Stock Issuance.

Explanatory Note

This Amendment No. 14 to Schedule 13D (this “Amendment No. 14”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 30, 2009 (the “Initial Statement”), as amended prior to the date hereof (as so amended, the “Statement”). This Amendment No. 14 is being filed on behalf of the reporting persons (the “Reporting Persons”) identified on the cover pages of this Amendment No. 14 to report the entry by Fund VIII and F&F Fund VIII, pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 17, 2018 among the Company, Ply Gem Parent, LLC, a Delaware limited liability company (“Ply Gem”), and for certain limited purposes set forth in the Merger Agreement, Clayton, Dubilier & Rice, LLC, a Delaware limited liability company (the “Sponsor”), into (i) a stockholders agreement (the “New Stockholders Agreement”), dated November 16, 2018, between the Company and each of Fund VIII, F&F Fund VIII, CD&R Pisces Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Pisces” and, together with Fund VIII and F&F Fund VIII, individually, the “CD&R Investors” and collectively, the “CD&R Investor Group”), Atrium Intermediate Holdings, LLC, a Delaware limited liability company (“Atrium”), GGC BP Holdings, LLC, a Delaware limited liability company (“GGC”), and AIC Finance Partnership, L.P., a Cayman Islands exempted limited partnership (“AIC”, and together with Atrium and GGC, individually, the “Golden Gate Investors,” and, collectively, the “Golden Gate Investor Group,” and together with the CD&R Investor Group, the “Investors”) and (ii) a registration rights agreement (the “New Registration Rights Agreement”), dated November 16, 2018, by and among the Company, Fund VIII, F&F Fund VIII, CD&R Pisces, Atrium, GGC and AIC.

Pursuant to the terms of the Merger Agreement, following a Special Meeting of the Company’s shareholders held on November 15, 2018 (the “Special Shareholder Meeting”), the Company’s shareholders approved (i) the Merger Agreement and (ii) and the Stock Issuance. The Company’s shareholders also approved the three additional proposals described in the Corporation’s proxy statement relating to the Special Shareholder Meeting. The Merger was consummated on November 16, 2018.

Item 1. Security and Issuer

Item 1 is hereby amended by adding the following:

The Issuer’s principal executive offices are located at 5020 Weston Parkway, Suite 400, Cary, North Carolina 27513.

Item 2. Identity and Background

The agreement among the Reporting Persons relating to the joint filing of this Amendment No. 14 is attached as Exhibit 1 hereto.

Item 4. Purposes of the Transaction.

Item 4 is hereby amended and supplemented by adding the following:

The Merger

On November 16, 2018, the Merger was consummated and the Stock Issuance occurred pursuant to the terms of the Merger Agreement.

New Stockholders Agreement

Pursuant to the terms of the Merger Agreement, prior to, and as a condition to the consummation of, the Merger, on November 16, 2018, the Company entered into the New Stockholders Agreement with each of Fund VIII, F&F Fund VIII, CD&R Pisces, Atrium, GGC, and AIC. Pursuant to the New Stockholders Agreement, among other matters, the CD&R Investor Group is entitled to nominate for election, fill vacancies and appoint five out of twelve initial members of NCI’s board of directors (the “Board”) and, thereafter, so long as the CD&R Investor Group beneficially owns at least 7.5% of the outstanding shares of Common Stock, to nominate for election, fill vacancies and appoint replacements for a number of Board members in proportion to the CD&R Investor Group’s percentage beneficial ownership of outstanding Common Stock, but never to exceed one less than the number of independent, non-CD&R-affiliated directors serving on the Board (such Board designees, “CD&R Investor Directors”). The New Stockholders Agreement contains voting agreements between the Company and each of the Investors, including the requirement that each Investor vote all of the shares of Common Stock that it beneficially owns (a) in favor of all director nominees, other than CD&R Investor Nominees or director nominees proposed by a Golden Gate Investor, nominated by the Board for election by the stockholders of the Company in accordance with the terms of the New Stockholders Agreement and the Sixth Amended and Restated By-laws of the Company, (b) as recommended by the Board, on any and all (i) proposals relating to or concerning compensation or equity incentives for directors, officers or employees of the Company adopted in the ordinary course of business consistent with past practice, (ii) proposals by stockholders of the Company, other than a proposal by a CD&R Investor or a Golden Gate Investor, and (iii) proposals the subject matter of which is a CD&R Investor Consent Action (as defined in the New Stockholders Agreement), provided that, in respect of clauses (i) and (iii) only, that the Board’s recommendation is consistent with the CD&R Investor Group’s exercise of its consent rights provided in the New Stockholders Agreement, and (c) not in favor of any transaction constituting, or that would result in, a Change of Control (as defined in the New Stockholders Agreement) that has not been approved by a majority of the Independent Non-CD&R Investor Directors (as defined in the New Stockholders Agreement), if the per share consideration to be received by any CD&R Investor or Golden Gate Investor in connection with such transaction is not equal to, and in the same form as, the per-share consideration to be received by the shareholders not affiliated with the Investors.

Each CD&R Investor and each Golden Gate Investor will also have preemptive rights to subscribe for any equity securities the Company proposes to issue in accordance with each Investor’s percentage beneficial ownership of Common Stock, subject to customary exceptions. The CD&R Investors and the Golden Gate Investors have each agreed, among other things, that until such time that their respective percentage beneficial ownership of the outstanding Common Stock falls below 10% and stays below such threshold for a period of six months, to be subject to standstill, voting and transfer restrictions and limitations, including a prohibition on transferring Common Stock to any third party or group that beneficially owns, or would, after giving effect to such transfer, beneficially own 10% or more of Common Stock outstanding.

Pursuant to the New Stockholders Agreement, Fund VIII, F&F Fund VIII and the Company agreed to terminate the Stockholders Agreement, by and among the Company, Fund VIII and F&F Fund VIII, dated as of October 20, 2009 and such agreement is no longer in effect.

The New Stockholders Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K, filed by Company on November 20, 2018 and is incorporated herein by reference. The foregoing description of the New Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

New Registration Rights Agreement

Pursuant to the terms of the Merger Agreement, prior to, and as a condition to the consummation of, the Merger, on November 16, 2018, the Company entered into a registration rights agreement (the “New Registration Rights Agreement”) with the Investors, pursuant to which the Company granted the Investors customary demand and piggyback registration rights with respect to the shares of Common Stock that are held by the Investors.

Pursuant to the terms of the New Registration Rights Agreement, Fund VIII, F&F Fund VIII and the Company terminated the Registration Rights Agreement, dated as of October 20, 2009, by and among the Company, Fund VIII and F&F Fund VIII and such agreement is no longer in effect.

The New Registration Rights Agreement is attached as Exhibit 10.2 to the Current Report on Form 8-K, filed by Company on November 20, 2018 and is incorporated herein by reference. The foregoing description of the New Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Appointment of Messrs. Krenicki and O’Brien to the Board of Directors of the Company

Donald R. Riley, James Berges and William R. VanArsdale each resigned from the Board, effective upon the consummation of the Merger, thereby creating three vacant seats on the Board. The CD&R Investor Group communicated to the Board its desire to fill the vacant Board seats and appoint Mr. John Krenicki and Mr. Timothy O’Brien as CD&R Investor Directors. On November 16, 2018, Messrs. John Krenicki and Timothy O’Brien were appointed to the Board and designated as CD&R Investor Directors, thereby filling two out of the three vacant Board seats. Pursuant to, and subject to the requirements of, the New Stockholders Agreement, the CD&R Investor Group is entitled to nominate for election, fill vacancies and appoint five out of twelve initial members of the Company’s Board, which entitles the CD&R Investor group to fill the one remaining vacant Board seat by appointing an additional CD&R Investor Director.

Item 5. Interest in the Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

As of the date hereof, each of the Reporting Persons beneficially owns the number and percentage of Shares of the Company then issued and outstanding listed opposite its name:

Reporting Person	Shares Beneficially Owned
	Number	Percent (1)
Clayton, Dubilier & Rice Fund VIII, L.P.	22,744,823	18.22%
Clayton, Dubilier & Rice Friends & Family Fund VIII, L.P.	56,940	0.05%
CD&R Associates VIII, Ltd.	22,801,763	18.26%
CD&R Associates VIII, L.P.	22,801,763	18.26%
CD&R Investment Associates VIII, Ltd.	22,801,763	18.26%

(1)	Based on 124,842,074 shares of Common Stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and the Stock Issuance.

Amounts set forth in this Amendment No. 14 do not include certain shares of Common Stock issued to the Sponsor, as assignee of director compensation payable to certain members of the Board who are affiliated with the CD&R Funds.

Investment and voting decisions with respect to the shares of the Issuer’s Common Stock held by each of the CD&R Funds are made by an investment committee of limited partners of CD&R Associates VIII, L.P., currently consisting of more than ten individuals (the “Investment Committee”). All members of the Investment Committee disclaim beneficial ownership of the shares of Common Stock shown as beneficially owned by the CD&R Funds.

Each of CD&R Associates VIII, L.P., CD&R Associates VIII, Ltd. and CD&R Investment Associates VIII, Ltd. expressly disclaims beneficial ownership of the shares held by the CD&R Funds and by the Sponsor and the restricted shares and restricted stock units held by the Sponsor as assignees of director compensation payable to Messrs. Berges, Krenicki, O’Brien, Sleeper and Zrebiec. The CD&R Funds expressly disclaim beneficial ownership of the restricted shares and restricted stock units held by the Sponsor as assignees of director compensation payable to Messrs. Berges, Krenicki, O’Brien, Sleeper and Zrebiec. The Sponsor expressly disclaims beneficial ownership of the shares held by the Investors.

(c) The information set forth in Item 4 is incorporated by reference herein in response to this Item 5(c).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by inserting the following information:

The information set forth in Item 4 above is hereby incorporated by reference in response to Item 6.

Item 7. Material to be filed as exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit Number	Description of Exhibit

1	Joint Filing Agreement, dated as of November 20, 2018 by and between Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd.

10.1	Stockholders Agreement, dated November 16, 2018, by and among NCI Building Systems, Inc., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Pisces Holdings, L.P., Atrium Intermediate Holdings, LLC, GGC BP Holdings, LLC and AIC Finance Partnership, L.P., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by NCI Building Systems, Inc. on November 20, 2018

10.2	Registration Rights Agreement, dated November 16, 2018, by and among NCI Building Systems, Inc., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Pisces Holdings, L.P., Atrium Intermediate Holdings, LLC, GGC BP Holdings, LLC and AIC Finance Partnership, L.P., incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by NCI Building Systems, Inc. on November 20, 2018

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2018

CLAYTON, DUBILIER & RICE FUND VIII, L.P.

By:	CD&R Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R FRIENDS & FAMILY FUND VIII, L.P.

By:	CD&R Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, LTD.

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, L.P.

By:	CD&R Investment Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VIII, LTD.

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary